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                              June 7, 2023

       Chengfang Lu
       Acting Chief Financial Officer
       LIZHI Inc.
       No. 309 Middle Huangpu Avenue
       Tianhe District, Guangzhou 510655
       The People   s Republic of China

                                                        Re: LIZHI Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 28,
2023
                                                            File No. 001-39177

       Dear Chengfang Lu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 152

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders, including the Schedule 13G/A filed by Jinnan (Marco) Lai on
                                                        February 14, 2023, in
connection with your required submission under paragraph (a).
                                                        Please supplementally
describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
 Chengfang Lu
FirstName
LIZHI Inc. LastNameChengfang Lu
Comapany
June 7, 2023NameLIZHI Inc.
June 7,
Page 2 2023 Page 2
FirstName LastName
2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.       We note that your disclosures pursuant to Item 16I(b) use terms such
as    our    or    us.    It
         is unclear from the context of these disclosures whether these terms are meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to LIZHI Inc. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our best knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-9

5. Considering the nature of the relationships with the VIEs, please revise the headers on page F-10 to remove the references to "direct or indirect" and "ownership." In this regard, please relabel this column so that it appropriately reflects the fact that you hold only an economic interest in the VIEs via contractual arrangements. General

6.       Please provide a detailed legal analysis regarding whether the company and its
         subsidiaries meet the definition of an    investment company    under
Section 3(a)(1)(A) of
         the Investment Company Act of 1940 (   Investment Company Act   ). In
your response,
         please address, in detail, each of the factors outlined in Tonapah Mining Company of
         Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.
7. Please provide a detailed legal analysis regarding whether the company or any of its
         subsidiaries meet the definition of an    investment company    under
Section 3(a)(1)(C) of
         the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerators and denominators. Please also (i) specifically describe the types of assets included within
 Chengfang Lu
LIZHI Inc.
June 7, 2023
Page 3
         cash and cash equivalents    and    short-term investments    on your
balance sheet and (ii)
      describe and discuss their proposed treatment for purposes of Section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations. Finally, please include a legal analysis of whether the interests held
      by the company in its VIEs are    investment securities    for purposes
of Section 3(a)(2).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jimmy McNamara at 202-551-7349 or Jennifer Thompson at 202-551-
3737 if you have any questions about comments related to your status as a Commission-
Identified Issuer during your most recently completed fiscal year. You may contact Chen Chen,
Staff Accountant, at 202-551-7351 or Christine Dietz, Senior Staff Accountant, at 202-551-3408
with any other questions.



                                                            Sincerely,
FirstName LastNameChengfang Lu
                                                            Division of
Corporation Finance
Comapany NameLIZHI Inc.
                                                            Office of
Technology
June 7, 2023 Page 3
cc:       Li He
FirstName LastName